UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from        to

Commission File Number:   1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A
c/o Bunge North America, Inc.
11720 Borman Drive
St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY  10606

BUNGE SAVINGS PLAN – SUPPLEMENT A

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) Notes to Financial Statements	13

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Act of 1974 have been omitted because they are not applicable.

SIGNATURE PAGE	14

EXHIBIT INDEX	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Bunge Savings Plan – Supplement A:

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan – Supplement A (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 25, 2010

BUNGE SAVINGS PLAN - SUPPLEMENT A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

INVESTMENTS:
Interest bearing cash	$5,775	$6,034
Mutual funds	2,442,523	1,819,340
Interest in Bunge Limited common shares	144,273	104,818
Participant loans	142,905	111,899

Total Plan interest in Bunge Defined Contribution Plans Master Trust	2,735,476	2,042,091

CONTRIBUTIONS RECEIVABLE:
Participants	3,756	4,428

Total contributions receivable	3,756	4,428

NET ASSETS AVAILABLE FOR BENEFITS	$2,739,232	$2,046,519

See notes to financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Participants’ contributions	$222,944	$247,083
Rollover contributions	-	11,597
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	39,704	-
Investment income — interest	11,396	-
Net appreciation in value of investments	443,248	-

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment gain	494,348	-

Total	717,292	258,680

DEDUCTIONS:
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	-	(59,706)
Investment income — interest	-	(24,260)
Net depreciation in value of investments	-	836,506

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment loss	-	752,540

Benefits paid to participants	21,479	89,552
Plan transfers	-	146,102
Administrative expenses	3,100	1,906

Total	24,579	990,100

INCREASE (DECREASE) IN NET ASSETS	692,713	(731,420)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,046,519	2,777,939

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,739,232	$2,046,519

See notes to financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan – Supplement A (the “Plan”) is a subplan of the Bunge Savings Plan (the “Savings Plan”), which was established as of April 1, 1996. Prior to January 1, 2004, the Plan was a stand-alone plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended effective January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan – Supplement A. Effective January 1, 2005, Bunge Limited (the parent of the Plan sponsor) separated the Plan from the Savings Plan.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at estimated fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

In 2009, Financial Accounting Standards Board Staff Position 157-4 (FASB Staff Position 157-4), Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into Accounting Standards Codification (ASC) 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in a Trust which holds various securities, including mutual funds, common collective trusts, and common stock. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Financial Statement Presentation — The Plan’s assets are held in the Trust. Subsequent to the issuance of the Plan’s December 31, 2008 financial statements, Plan’s management determined that the Plan’s assets had been presented as if they were managed in a separate trust. This previous presentation was incorrect; accordingly, the December 31, 2008 financial statements have been restated to reflect the Plan’s interest in the Trust.  This restatement did not have any impact on the net assets available for benefits as of December 31, 2008 or on the changes in net assets available for benefits for the year ended December 31, 2008.

Subsequent Events – In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements.  ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated.  ASC 855 is effective for periods ending after June 15, 2009.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as recordkeeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

3.	CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2009 and 2008 could not exceed $16,500 and $15,500, respectively. However, in 2009 and 2008, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 in 2009 and $5,000 in 2008 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service (“IRS”) discrimination tests. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Participants may elect from a number of investment alternatives for their contributions.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals permitted by the Plan. Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PARTICIPANT LOANS

Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance. As of December 31, 2009, participant loans bear interest rates from 3.75% to 8.75% and maturities through December 2014.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Plan administrator by a letter, dated February 6, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2009, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 2,260 and 2,025 common shares of Bunge Limited at December 31, 2009 and 2008, respectively. During 2009 and 2008, the Plan recorded dividend income of $5,664 and $3,776, respectively, and net appreciation (depreciation) in fair value of $21,084 and $(83,092), respectively, from Bunge Limited common shares.

8.	INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008

Vanguard Prime Money Market Fund	$527,101	$615,402
Fidelity International Discovery Fund	159,749	105,175
Janus Advisor Forty Fund – Class S	370,648	230,318
T. Rowe Price Value Fund	557,088	371,327
Participant Loans	142,905	111,899
Interest in Bunge Limited common shares	144,273	104,818
Fidelity Freedom 2020	222,797	-	*

*	Amount less than 5% of the Plan’s net assets available for benefits.

During the years ended December 31, 2009 and 2008, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$422,164	$(753,414)
Interest in Bunge Limited common shares	21,084	(83,092)
Common stock	-	-
Dividend income	39,704	59,706
Interest income	11,396	24,260

Net appreciation (depreciation) in Plan interest in Bunge Defined Contribution Plans Trust	$494,348	$(752,540)

9.	INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company.  Each participating plan has an undivided interest in the Trust.  The assets of the Trust are held, managed, and administered by the trustees pursuant to the terms of the Bunge Defined Contribution Plans Master Trust.  Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating Plan in the Trust.  The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating Plan.

The investments of the Trust at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Cash	$1,199,153	$1,186,437

Investments – at fair value:
Mutual funds	134,040,909	104,741,970
Interest in Bunge Limited common shares	10,833,930	8,551,213
Common stock	1,098,907	334,911
Participant loans	2,311,507	2,053,126

Total investment at fair value	148,285,253	115,681,220

Total	$149,484,406	$116,867,657

The Plan’s interest in the net assets of the Trust was approximately 2% at December 31, 2009 and 2008.

The net investment earnings of the Trust for the years end December 31, 2009 and 2008 are summarized below:

	2009	2008

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$23,359,802	$(46,244,154)
Interest in Bunge Limited common shares	1,749,685	(8,139,583)
Common stock	265,643	(233,710)
Dividend income	2,523,808	3,761,015
Interest income	308,605	895,115

Net appreciation (depreciation) in Plan interest in Bunge Defined Contribution Plans Trust	$28,207,543	$(49,961,317)

10.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the fund’s investments are summarized in three broad levels.  The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.  Additionally, in accordance with ASC 820, the table includes the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment at December 31, 2009.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$18,684,702	$-	$-	$18,684,702
International	10,049,650	-	-	10,049,650
Large Cap	57,156,854	-	-	57,156,854
Mid Cap	6,125,351	-	-	6,125,351
Small Cap	3,414,825	-	-	3,414,825
Specialty	557,158	-	-	557,158
Short Term	23,331,399	-	-	23,331,399
Blends	13,395,913	-	-	13,395,913
Other	1,325,057	-	-	1,325,057
Interest in Bunge Limited common shares	-	10,833,930	-	10,833,930
Common stock	1,098,907	-	-	1,098,907
Participant loans	-	2,311,507	-	2,311,507

Total	$135,139,816	$13,145,437	$-	$148,285,253

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$104,741,970	$-	$-	$104,741,970
Interest in Bunge Limited common shares	-	8,551,213	-	8,551,213
Common stock	334,911	-	-	334,911
Participant loans	-	2,053,126	-	2,053,126

Total	$105,076,881	$10,604,339	$-	$115,681,220

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2009 and 2008.  Additionally, in accordance with ASC 820, the table includes the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment at December 31, 2009.

Subsequent to the issuance of the Plan’s December 31, 2008 financial statements, management determined that $615,402 previously reported as cash were mutual funds.  Accordingly, the Plan’s December 31, 2008 financial statements have been restated to reflect $615,402 in money market funds, previously reported as cash, as mutual funds in the Statement of Net Assets Available for Benefits and summarized in the table below.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$107,115	$-	$-	$107,115
International	159,749	-	-	159,749
Large Cap	982,099	-	-	982,099
Mid Cap	51,335	-	-	51,335
Small Cap	6,991	-	-	6,991
Specialty	10,684	-	-	10,684
Short Term	527,101	-	-	527,101
Blends	597,449	-	-	597,449
Interest in Bunge Limited common shares	-	144,273	-	144,273
Participant loans	-	142,905	-	142,905

Total	$2,442,523	$287,178	$-	$2,729,701

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$1,819,340	$-	$-	$1,819,340
Interest in Bunge Limited common shares	-	104,818	-	104,818
Participant loans	-	111,899	-	111,899

Total	$1,819,340	$216,717	$-	$2,036,057

The Plan has no assets or liabilities carried at Level 3 fair value.

11.	PLAN TRANSFERS

Certain Plan participants had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of such transfers may, from time to time, result in Plan payables or receivables in the respective plans.

******

BUNGE SAVINGS PLAN – SUPPLEMENT A

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Number of		Current
	Shares/Units	Cost**	Value

INTEREST IN INTEREST BEARING CASH			$5,775

INTEREST IN MUTUAL FUNDS:
American Century Heritage Fund – Investor Class	1,332.572		21,281
American Century Real Estate Fund – Investor Class	740.383		10,684
*Fidelity Freedom 2005	2,537.659		25,453
*Fidelity Freedom 2010	8,664.719		108,396
*Fidelity Freedom 2015	10,798.776		112,523
*Fidelity Freedom 2020	17,752.721		222,796
*Fidelity Freedom 2025	3,852.161		40,024
*Fidelity Freedom 2030	2,322.418		28,775
*Fidelity Freedom 2035	2,659.344		27,285
*Fidelity Freedom 2040	1,124.298		8,050
*Fidelity Freedom 2045	496.353		4,204
*Fidelity Freedom 2050	2,388.439		19,943
*Fidelity International Discovery Fund	5,263.544		159,749
*Fidelity Total Bond Fund	8,085.930		84,660
Janus Adviser Forty Fund – Class S	11,759.130		370,648
T. Rowe Price Value Fund	27,201.562		557,088
Vanguard Institutional Index Fund – Institutional Shares	533.074		54,363
Vanguard Long-Term Bond Index Fund – Investor Shares	1,942.494		22,455
Vanguard Mid-Cap Index Fund – Institutional Shares			30,054
Vanguard Small-Cap Index Fund SignalTM Shares	282.020		6,991
Vanguard Prime Money Market Fund	527,100.770		527,101

Total interest in mutual funds			2,442,523

INTEREST IN COMMON STOCK:
*Interest in Bunge Limited common shares	2,260.274		144,273

*PARTICIPANT LOANS — Loan Fund, rates from
3.75% to 8.75%, maturity through December 2014			142,905

Total investments			$2,735,476

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Date: June 25, 2010	By:	/s/ Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm